                      SECURITIES AND EXCHANGE COMMISSIONS
                             Washington, DC 20549

                                  SCHEDULE 13D

                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934


                               ETZ LAVUD LIMITED
                               _________________
                                Name of Issuer


                Common Shares, Par Value N.I.S. 0.17 Per Share
                ______________________________________________
                         Title of Class of Securities


                                  297882-10-2
                                  ___________
                                 CUSIP Number

                             Mr. John V. Winfield
                            Chairman and President
                          The Intergroup Corporation
                     2121 Avenue of the Stars, Suite 2020
                         Los Angeles, California 90067
                                (310) 556-1999
                     ____________________________________
                 Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications

                                April 23, 1998
                                ______________
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

                                  -1- of -8-

CUSIP No. 297882-10-2                                   (Page 2 of 8 Pages)

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1.   Name of Reporting Person                        Tax Identification Number
     ------------------------                        -------------------------
     The Intergroup Corporation                                     13-3293645

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2.   Check the Appropriate Box if a Member of a Group
     a. _______
     b. ___x___
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3.   SEC Use Only


------------------------------------------------------------------------------
4.   Source of Funds
     WC

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5.   Check if Disclosure of Legal Proceedings is Required
pursuant to Items 2(d) or 2 ______

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6.   Citizenship of Place of Organization
     Delaware

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                     7.   Sole Voting Power
                          130,200   Common Shares
     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially           none.

     Owned by
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power
                          130,200   Common Shares
    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With               none.

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11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      130,200   Common Shares


------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row 11 Excludes Certain
Shares _______

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11
      6.8% Common Shares

------------------------------------------------------------------------------
14.   Type of Reporting Person
      CO

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                                       2

CUSIP No. 297882-10-2                                   (Page 3 of 8 Pages)

------------------------------------------------------------------------------
1.   Name of Reporting Person                        Tax Identification Number
     ------------------------                        -------------------------
     John V. Winfield

------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     a. _______
     b. ___x___
------------------------------------------------------------------------------
3.   SEC Use Only


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4.   Source of Funds
     PF

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e)______

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6.   Citizenship or Place of Organization
     United States of America
     ------------------------
------------------------------------------------------------------------------
                     7.   Sole Voting Power
                          75,500    Common Shares
     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially           130,200   Common Shares

     Owned by
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power
                          75,500    Common Shares
    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With               134,700 Common Shares

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      210,200   Common Shares


------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row 11 Excludes
      Certain Shares _______

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13.   Percent of Class Represented by Amount in Row 11
      11.0%  Common Shares

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14.   Type of Reporting Person
      IN

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                                       3

                        AMENDMENT NO. 4 TO SCHEDULE 13D
                         OF THE INTERGROUP CORPORATION
                    REGARDING OWNERSHIP OF COMMON SHARES OF
                               ETZ LAVUD LIMITED


     This Amendment No. 4 to Schedule 13D is being filed by The Intergroup Corporation ("Intergroup") and Mr. John Winfield, the Chairman, President and Chief Executive Officer of Intergroup, to update information previously furnished. This Amendment reflects further acquisitions of Etz Lavud Limited's ("Etz Lavud") Common Shares, par value NIS 0.17 per share, (the Shares) by Intergroup.

     The following Items of this Schedule 13D are amended:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All funds used in making purchases of the Stock were obtained from the working capital of Intergroup.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) At the close of business on April 23, 1998, Intergroup beneficially owned 130,200 shares, or approximately 6.8% of the 1,917,109 outstanding Common Shares.

         At the close of business on April 23, 1998, Mr. Winfield owned 75,500 shares, or approximately 3.9% of the 1,917,109 outstanding Common Shares. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d) Common Shares owned by InterGroup and Ms. Tamar Valenta, he would beneficially own 210,200 Common Shares of the Company, representing approximately 11.0% of the outstanding Common Shares.

         (b) Intergroup has sole voting and investment power with respect to 130,200 Common Shares.

         Mr. Winfield has sole voting and investment power with respect to 75,500 Common Shares disclosed in Item 5(a) above. 4,500 Common Shares are owned by Ms. Tamar Valenta, Mr. Winfield's sister, for which Mr. Winfield has shared dispositive power. Mr. Winfield does not have shared voting power for Ms. Tamar Valenta's shares discussed above. As the Chairman, President, Chief Executive Officer and controlling shareholder of

InterGroup, Mr. Winfield shares the voting power and disposition power with respect to the Common Shares owned by InterGroup.

         (c) Information with respect to transactions effected in the past sixty
(60) days by Intergroup or Mr. Winfield is set forth in Appendix I hereto.

         (d) No person other than Intergroup, Mr. Winfield or Mr. Winfield's relatives, with respect to each of their own shares, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by each.

         (e) Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 29, 1998
          --------------


                                        By:  /s/ John V. Winfield
                                             --------------------
                                             John V. Winfield

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 29, 1998
          --------------
                                        THE INTERGROUP CORPORATION

                                 By:  /s/ John V. Winfield
                                      --------------------
                                      John V. Winfield
                                      Chairman/President

                                  APPENDIX I


          The following table sets forth the trade date for each purchase and sale of Shares beneficially owned by Intergroup or Mr. Winfield, the number of shares purchased and sold in each such transaction and the price per share in each such transaction effected during the past 60 days. All the Shares were purchased in ordinary brokerage transactions effected on the American Exchange.



                                      No. Of Common        Price Per
               Trade Date           Shares Purchased         Share
               ----------           ----------------         -----
Intergroup     April 23, 1998              1,300            $9.2260
               April 21, 1998              1,300              $9.00
               April 16, 1998                300              $9.00
               April 15, 1998                500              $8.75

Mr. Winfield   None.

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